UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                          to                          .
Commission file number 001-18298

A.	(Full title of the plan and address of the plan, if different from that of the issuer named below):
Kemper Corporation 401(k) Savings Plan

B.	(Name of issuer of securities held pursuant to the plan and the address of its principal executive office):
Kemper Corporation
One East Wacker Drive
Chicago, IL 60601

Required Information
Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2013 consists of the audited financial statements of the Kemper Corporation 401(k) Savings Plan (the "Plan") for the year ended December 31, 2013 and the related schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III required by Article 6A of Regulation S-X are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrative Committee and Participants of Kemper Corporation 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Kemper Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Chicago, IL
June 17, 2014

Kemper Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2013 and 2012
(Dollars in Thousands)

	2013	2012
Assets:
Participant-directed Investments at Fair Value (See Notes 3 and 4)	$333,282	$294,701
Total Investments	333,282	294,701
Notes Receivable from Participants	8,988	8,464
Employer Contributions Receivable	132	8
Participant Contributions Receivable	349	3
Net Assets Reported with Investments at Fair Value	342,751	303,176
Adjustment from Fair Value to Contract Value for Fully Benefit-responsive Investment Contracts (See Note 1)	(565)	(2,014)
Net Assets Available for Benefits	$342,186	$301,162
The Notes to the Financial Statements are an integral part of these financial statements.

Kemper Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2013
(Dollars in Thousands)

Additions to Net Assets Attributed to:
Employer Contributions, Net of Forfeitures of $248	$5,740
Participant Contributions	18,408
Dividends from Mutual Fund Shares	6,252
Interest from Notes Receivable from Participants	340
Dividends from Common Stock	457
Net Appreciation of Investments	44,879
Other Income	2
Total Additions to Net Assets	76,078
Deductions From Net Assets Attributed to:
Benefits Provided to Participants	34,722
Investment Expenses	332
Total Deductions from Net Assets	35,054
Increase in Net Assets Available for Benefits	41,024
Net Assets Available for Benefits, Beginning of the Year	301,162
Net Assets Available for Benefits, End of the Year	$342,186
The Notes to the Financial Statements are an integral part of these financial statements.

Notes to the Financial Statements

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies and Changes
The financial statements of the Kemper Corporation 401(k) Savings Plan (the “Plan”) included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that the values of investment securities will change in the near term and that such future values could be materially different from the amounts reported in the financial statements.
Significant Accounting Policies
Participant-directed Investments, which include collective trusts, an employee stock ownership ("ESOP") fund and mutual fund shares, are stated at fair value. Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants on the measurement date. Shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at the respective dates presented in the Statements of Net Assets Available for Benefits. The Plan uses net asset value of the shares held in common collective trusts that do not own fully benefit-responsive investment contracts as a practical expedient for determining fair value. The fair value of the ESOP fund is generally valued using quoted market prices of the underlying common stock. Participants are generally able to change investment options on a daily basis without restrictions.
The Wells Fargo Stable Return Fund N is a common collective trust that owns fully benefit-responsive investment contracts. The Statements of Net Assets Available for Benefits present the fund at fair value, as well as an additional line item showing a net adjustment from fair value to contract value for fully benefit-responsive contracts owned by the fund. The Plan uses net asset value of the shares held by the Plan as a practical expedient for determining fair value, whereas contract value represents principal plus accrued interest. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis. Transactions with the Wells Fargo Stable Return Fund N are generally executed on a contract value basis. The Plan believes that events that would cause the Wells Fargo Stable Return Fund N to transact at less than contract value are not probable of occurring.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Loans from participants are included in Notes Receivable from Participants and are stated at unpaid principal balances plus accrued, but unpaid interest.
Loan administration fees are charged directly to the applicable participant's account and are in included in administrative fees. Management fees and operating expenses charged to the Plan for investments in certain mutual funds are deducted from income earned and are not separately identified. Consequently, these management fees and operating expenses are recognized as reductions of investment return for such investments. All other administrative expenses of the Plan are paid by Kemper Corporation (“Kemper” or the “Company”).
Benefits provided to participants are recorded when paid. Account balances of participants who have elected to withdraw from the Plan, but have not yet been paid, were $102 thousand and $27 thousand at December 31, 2013 and 2012, respectively.

Note 2 – Plan Description
The following summary description of the Plan is for general information only. A more detailed description of the Plan provisions is found in the formal Plan document and in summary materials distributed to Plan participants.
The Plan is a defined contribution plan that is available to employees of Kemper and certain of its subsidiaries (collectively, the “Companies”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees of the Companies generally become eligible to participate in the Plan on the first day of the month following the employee’s first full month of employment. Subject to Internal Revenue Code (the “Code”) limitations, participants are allowed to defer and contribute between 1% and 60% of their compensation to the Plan. Employees are also permitted to make rollover contributions from tax-qualified plans. Kemper provides a matching contribution of 50% of the first 6% of compensation contributed each pay period by the participant.
Participant contributions, including rollover contributions, and earnings thereon are 100% vested. Participants are 100% vested in Company contributions after three years of employment. The Plan provides for 100% vesting of Company contributions in the event of a change of control, as defined in the Plan, or on attainment of normal retirement age, death, or disability.
An individual account is maintained by the Plan’s record keeper for each participant and updated with contributions, actual investment income or loss and withdrawals. Each participant may suspend, resume, or change his or her rate of contribution at any time. If certain criteria are met, participants may withdraw all or a portion of their vested account balances, subject to certain restrictions. In addition, participants may borrow from their accounts, subject to certain limitations, at prevailing interest rates as determined by the Plan administrator. Wells Fargo Bank, N.A. serves as the Plan’s record keeper and trustee.
Forfeited nonvested accounts are used to reduce employer contributions. Forfeited nonvested accounts were $60 thousand and $15 thousand at December 31, 2013 and 2012, respectively.
Although the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future date, all participants become 100% vested in benefits earned as of the Plan termination date.

Note 3 – Investments
All investments are directed by participants and held by the Plan’s trustee. Participants were permitted to invest in one or more of the following investments during 2013:

Investment	Sponsor
Wells Fargo Stable Return Fund (N)	Wells Fargo Bank, N.A.
WF/Blackrock International Equity Index CIT (N) (previously named the Wells Fargo International Equity Index (N) Fund and renamed as a result of a share class change)	Wells Fargo Bank, N.A.
WF/Blackrock S&P 500 Index CIT (N) (previously named the Wells Fargo S&P 500 Index (N) Fund and renamed as a result of a share class change)	Wells Fargo Bank, N.A.
WF/MFS Value CIT (N) (replaced the MFS Value (R4) Fund)	Wells Fargo Bank, N.A.
MFS Value Fund (R4) (replaced by the WF/MFS Value CIT (N))	MFS Funds group of companies
Baron Small Cap Fund (I)	BAMCO, Inc.
Dreyfus Appreciation Fund	The Dreyfus Corporation
John Hancock Disciplined Value Mid Cap Fund (I)	John Hancock Advisers, LLC
Janus Overseas Fund (I)	Janus Capital Management LLC
JP Morgan Large Cap Growth Fund (R6)	JP Morgan Investment Management Inc.
Perkins Small Cap Value Fund (I)	Janus Capital Management LLC
Prudential Jennison Mid Cap Growth Fund (Z)	Prudential Investments LLC
PIMCO Total Return Fund (I)	PIMCO
Invesco Equity and Income Fund (R5)	Invesco Advisers, Inc.
Vanguard Target Retirement Income Fund	The Vanguard Group, Inc.
Vanguard Target Retirement 2010 Fund	The Vanguard Group, Inc.
Vanguard Target Retirement 2020 Fund	The Vanguard Group, Inc.
Vanguard Target Retirement 2030 Fund	The Vanguard Group, Inc.
Vanguard Target Retirement 2040 Fund	The Vanguard Group, Inc.
Vanguard Target Retirement 2050 Fund	The Vanguard Group, Inc.
Kemper Employee Stock Ownership Plan Fund ("the Kemper ESOP Fund")
Hotchkis and Wiley Large Cap Value Fund (I)	Hotchkis and Wiley group of companies
Goldman Sachs Mid Cap Value Fund (I)	Goldman Sachs group of companies
In addition to its investment in Kemper Corporation common stock, the Kemper ESOP Fund had investments of $314 thousand and in the Wells Fargo Short-term Investment Fund (S) and $136 thousand in the Wells Fargo Short-term Investment Fund (G) at December 31, 2013 and 2012, respectively. These funds are used to provide liquidity for the Kemper ESOP Fund and are not investment options for participants.

Note 3 – Investments (continued)
The fair value of investments that represent five percent or more of the Plan’s net assets at fair value at December 31, 2013 were:

(Dollars in Thousands)	Party-in- Interest	Amount
Wells Fargo Stable Return Fund (N)	*	$69,829
WF/Blackrock S&P 500 Index CIT (N)	*	26,799
PIMCO Total Return Fund (I)		26,118
Dreyfus Appreciation Fund	*	22,446
JP Morgan Large Cap Growth Fund (R6)		21,423
Kemper ESOP Fund	*	19,297
Janus Overseas Fund (I)		17,826
The fair value of investments that represent five percent or more of the Plan’s net assets at fair value at December 31, 2012 were:

(Dollars in Thousands)	Party-in Interest	Amount
Wells Fargo Stable Return (N) Fund	*	$71,475
PIMCO Total Return (I) Fund		34,350
Wells Fargo S&P 500 Index (N) Fund	*	20,299
Dreyfus Appreciation Fund	*	20,147
Janus Overseas (I) Fund		18,936
JP Morgan Large Cap Growth (R6) Fund		17,659

Note 3 – Investments (continued)
During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated (depreciated) in value as follows:

(Dollars in Thousands)	Party-in- Interest	Amount
WF/Blackrock S&P 500 Index CIT (N)	*	$6,559
JP Morgan Large Cap Growth Fund (R6)		5,449
Kemper ESOP Fund	*	5,438
Dreyfus Appreciation Fund	*	3,869
John Hancock Disciplined Value Mid Cap Fund (I)		3,473
Perkins Small Cap Value Fund (I)		2,996
Prudential Jennison Mid Cap Growth Fund (Z)		2,320
MFS Value Fund (R4)		2,292
Invesco Equity and Income Fund (I)		2,190
Baron Small Cap Fund (I)		2,100
Vanguard Target Retirement 2030 Fund		2,022
Vanguard Target Retirement 2040 Fund		1,809
Vanguard Target Retirement 2020 Fund		1,454
Janus Overseas Fund (I)		1,384
Wells Fargo Stable Return Fund (N)	*	1,150
WF/Blackrock International Equity Index CIT (N)	*	674
WF/MFS Value CIT (N)	*	510
Vanguard Target Retirement 2050 Fund		490
Vanguard Target Retirement 2010 Fund		198
Vanguard Target Retirement Income Fund		34
Hotchkis and Wiley Large Cap Value Fund (I)		12
Goldman Sachs Mid Cap Value Fund (I)		9
PIMCO Total Return Fund (I)		(1,553)
Net Appreciation of Current Investments		$44,879
Each party known to be a party-in-interest to the Plan has been identified with an asterisk in the three preceding tables. Additional information, including investment strategies, pertaining to the above listed investments is contained in the prospectuses and financial statements of the funds.

Note 4 – Fair Value Measurements
The Plan uses a hierarchical framework which prioritizes and ranks the market observability on inputs used in fair value measurements. Market price observability is affected by a number of factors, including the type of asset or liability and the characteristics specific to the asset or liability being measured. Assets and liabilities with readily available, active, quoted market prices or for which fair value can be measured from actively quoted prices generally are deemed to have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
The Plan classifies the inputs used to measure fair value into one of three levels as follows:
Level 1 – Quoted prices in an active market for identical assets or liabilities;
Level 2 – Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and
Level 3 – Unobservable inputs for the asset or liability being measured.
Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Plan’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level of input that is significant to the entire measurement. Such determination requires significant management judgment. In accordance with GAAP, the Plan is not permitted to adjust quoted market prices in an active market.
The valuation of assets measured at fair value at December 31, 2013 is summarized below:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total Fair Value
Collective Trusts:
Principal Preservation	$—	$69,829	$—	$69,829
Large Cap Stock	—	38,800	—	38,800
International	—	4,331	—	4,331
Mutual Fund Shares:
Large Cap Stock	43,869	—	—	43,869
Small/Mid Cap Stock	50,680	—	—	50,680
International	17,826	—	—	17,826
Balanced	62,532	—	—	62,532
Fixed Income	26,118	—	—	26,118
Kemper ESOP Fund	19,297	—	—	19,297
Total Investments at Fair Value	$220,322	$112,960	$—	$333,282

Note 4 – Fair Value Measurements (continued)
The valuation of assets measured at fair value at December 31, 2012 is summarized below:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total Fair Value
Collective Trusts:
Principal Preservation	$—	$71,475	$—	$71,475
Large Cap Stock	—	20,299	—	20,299
International	—	2,403	—	2,403
Mutual Fund Shares:
Large Cap Stock	46,620	—	—	46,620
Small/Mid Cap Stock	37,458	—	—	37,458
International	18,936	—	—	18,936
Balanced	48,136	—	—	48,136
Fixed Income	34,350	—	—	34,350
Kemper ESOP Fund	15,024	—	—	15,024
Total Investments at Fair Value	$200,524	$94,177	$—	$294,701
The Plan's policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers between levels in either 2013 or 2012.
Note 5 – Federal Income Tax Status
The Plan is exempt from income taxes under Section 401(a) of the Code. On January 28, 2013, the Plan, which was amended and restated effective January 1, 2013, filed for a new determination letter with the Internal Revenue Service ("IRS"). The Plan subsequently received a favorable determination letter dated September 25, 2013 from the IRS. On December 16, 2013, subsequent to the date of such letter, the Plan was amended to change, effective September 16, 2013, the definition of spouse and to change claims procedures effective January 1, 2014. The Company believes that the Plan, as amended, is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be exempt from income taxes. Accordingly, no provisions for income taxes or uncertain tax positions have been included in the accompanying financial statements. The tax statute of limitations related to the Plan is open for the seven years ended December 31, 2013.
Under Federal income tax statutes, regulations, and interpretations, income taxes on amounts that a participant accumulates in the Plan are deferred and therefore not included in the participant’s taxable income until those amounts are actually distributed. Except for certain contributions made prior to April 1, 1993, contributions are considered pre-tax deposits and are not subject to Federal income taxes at the time of contribution. Prior to April 1, 1993, certain contributions were made on an after-tax basis and are not subject to income tax when they are distributed to the participant because they have already been taxed. A participant’s account balance, except for after-tax contributions made prior to April 1, 1993, is taxable income and generally is taxed at ordinary income tax rates when distributed. However, favorable tax treatment through special averaging provisions may apply to participants of a certain age. An additional 10 percent Federal income tax penalty may be imposed on all taxable income distributed to a participant unless the distribution meets certain requirements contained within Section 72 of the Code.
Taxable distributions from the Plan generally are subject to a 20 percent Federal income tax withholding unless directly rolled over into another eligible employer plan or Individual Retirement Account. Distributions of shares of Kemper common stock generally are not subject to the 20 percent withholding, and special tax rules may apply to the calculation of “net unrealized appreciation” on such stock.
If the Code and the Plan’s requirements concerning loans to participants are satisfied, the amounts loaned to participants will not be treated as taxable distributions. If, however, the loan requirements are not satisfied and a default occurs, the loans will be treated as distributions from the Plan for Federal income tax purposes, and the tax consequences discussed above for distributions may apply. Interest payments made by the participant on their loans are generally not tax deductible.
Although the IRS has not indicated that any of the Plan's tax returns are under examination, the 2010 and 2009 tax returns for Kemper Corporation are currently under examination. Such examination may also result in the examination of the Plan's tax returns for those same years.

Note 6 – Related Parties
Participants are permitted to invest in certain investment funds sponsored by the Wells Fargo Bank, N.A. group of companies.
Mr. Fayez Sarofim, who served as a director of Kemper until May 1, 2013, is the Chairman of the Board, Chief Executive Officer and the majority shareholder of Fayez Sarofim & Co. (“FS&C”), a registered investment advisory firm. Mr. Christopher B. Sarofim, who was elected as a director of Kemper on May 1, 2013, is Vice Chairman of FS&C. FS&C is a sub-investment adviser of the Dreyfus Appreciation Fund, which is an investment option in the Plan.
At December 31, 2013 and 2012, the Kemper ESOP Fund held 464,435 shares and 501,545 shares of Kemper common stock, respectively, at aggregate fair values of $18,986 thousand and $14,796 thousand, respectively. The Plan recorded dividends of $457 thousand from participants’ investments in the Kemper ESOP Fund for the year ended December 31, 2013.
Note 7 – Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of Net Assets Available for Benefits per the Financial Statements to Total Assets per the Form 5500 and Net Assets per the Form 5500 at December 31, 2013 and 2012.

(Dollars in Thousands)	Dec 31, 2013	Dec 31, 2012
Net Assets Available for Benefits per the Financial Statements	$342,186	$301,162
Plus Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	565	2,014
Total Assets per the Form 5500	342,751	303,176
Minus Liability for Unpaid Benefits per the Form 5500	(102)	(27)
Net Assets per the Form 5500	$342,649	$303,149
The following is a reconciliation of Increase in Net Assets Available for Benefits per the Financial Statements to Net Income per the Form 5500 for the year ended December 31, 2013.

(Dollars in Thousands)
Increase in Net Assets Available for Benefits per the Financial Statements	$41,024
Plus:
Change in the Liability for Unpaid Benefits per the Form 5500	(75)
Change in Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	(1,449)
Total Net Income per the Form 5500	$39,500

Kemper Corporation 401(k) Savings Plan
Schedule of Assets (Held at End of Year)
As of December 31, 2013
(Dollars in Thousands)
EIN #: 95-4255452
PLAN #: 003

Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
*	Wells Fargo Stable Return Fund (N)	Collective Trust	$69,829
*	WF/Blackrock S&P 500 Index CIT (N)	Collective Trust	26,799
	PIMCO Total Return Fund (I)	Mutual Fund Shares	26,118
*	Dreyfus Appreciation Fund	Mutual Fund Shares	22,446
	JP Morgan Large Cap Growth Fund (R6)	Mutual Fund Shares	21,423
*	Kemper ESOP Fund	Common Stock	19,297
	Janus Overseas Fund (I)	Mutual Fund Shares	17,826
	Perkins Small Cap Value Fund (I)	Mutual Fund Shares	16,091
	Invesco Equity and Income Fund (R5)	Mutual Fund Shares	16,085
	Vanguard Target Retirement 2030 Fund	Mutual Fund Shares	14,469
	John Hancock Disciplined Value Mid Cap Fund (I)	Mutual Fund Shares	13,867
	Vanguard Target Retirement 2020 Fund	Mutual Fund Shares	12,424
*	WF/MFS Value CIT (R4)	Collective Trust	12,001
	Prudential Jennison Mid Cap Growth Fund (Z)	Mutual Fund Shares	11,470
	Vanguard Target Retirement 2040 Fund	Mutual Fund Shares	10,460
	Baron Small Cap Fund (I)	Mutual Fund Shares	9,252
*	WF/Blackrock International Equity Index CIT (N)	Collective Trust	4,331
	Vanguard Target Retirement 2010 Fund	Mutual Fund Shares	3,499
	Vanguard Target Retirement 2050 Fund	Mutual Fund Shares	3,070
	Vanguard Target Retirement Income Fund	Mutual Fund Shares	2,525
	Total Investments Reported in the Financial Statements		333,282
*	Notes Receivable from Participants**	Participant Loans (Maturing 2013 - 2019 at Interest Rates of 4.25% - 4.25%)	8,988
	Total Investments Reported in the 5500		$342,270

*	This party is known to be a party-in-interest to the Plan.
**	Net of $49 in deemed loan distributions.
Cost information is not required for participant-directed investments and therefore is not included.

Pursuant to the requirements of the Securities Exchange Act of 1934, Kemper Corporation, as plan administrator of the Kemper Corporation 401(k) Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEMPER CORPORATION 401(k) SAVINGS PLAN

By:	Kemper Corporation

/s/ Richard Roeske
Richard Roeske
Vice President

June 17, 2014

Exhibit Index

23.1	Consent of Deloitte & Touche LLP